                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 13G
                                (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 2)/1/




                            TICKETMASTER GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  88633U 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             ---------------------


-------------------
   /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
 CUSIP NO. 88633U 10 3                 13G                 PAGE 2 OF 58 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Paul G. Allen
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]
           N/A
------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
           United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     5.
     NUMBER OF            12,283,014**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      6.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     7.
    REPORTING             12,283,014**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          8.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
 9.
      12,283,014**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
11.
      49.6%**

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*:
12.
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

 **WILL BE ZERO UPON THE CONSUMMATION OF THE TRANSACTIONS DESCRIBED IN ITEM 4.

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                                                            --------------------
                                                             Page 3 of 58 Pages
                                                            --------------------

ITEM 1(a). NAME OF ISSUER:

           Ticketmaster Group, Inc.
           ---------------------------------------------------------------------

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           8800 Sunset Boulevard
           West Hollywood, Calfornia 90069
           ---------------------------------------------------------------------

ITEM 2(a). NAME OF PERSON FILING:

           Paul G. Allen
           ---------------------------------------------------------------------

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           110 110th Avenue, N.E.
           Suite 550
           Bellevue, Washington 98004
           ---------------------------------------------------------------------

ITEM 2(c). CITIZENSHIP:

           United States
           ---------------------------------------------------------------------

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

           common stock, no par value per share
           ---------------------------------------------------------------------

ITEM 2(e). CUSIP NUMBER:

           88633U 10 3
           ---------------------------------------------------------------------
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                                                            --------------------
                                                             Page 4 of 58 Pages
                                                            --------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

          (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                    13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

          (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

          Not applicable
          ----------------------------------------------------------------------

ITEM 4.   OWNERSHIP.

          If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.
          ----------------------------------------------------------------------
          (a) Amount Beneficially Owned:  12,283,014**
          ----------------------------------------------------------------------
          (b) Percent of Class:  49.6%**
          ----------------------------------------------------------------------

 **WILL BE ZERO UPON THE CONSUMMATION OF THE TRANSACTIONS DESCRIBED IN ITEM 4.

                                                            --------------------
                                                             Page 5 of 58 Pages
                                                            --------------------

          (c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote:
                               12,283,014**
                               ------------

              (ii)  Shared power to vote or to direct the vote:
                                    0
                               ------------

              (iii) Sole power to dispose or to direct the disposition of:
                               12,283,014**
                               ------------

              (iv)  Shared power to dispose or to direct the disposition of:
                                    0
                               ------------

              On May 20, 1997, Paul G. Allen entered into a Stock Exchange Agreement with HSN, Inc. (the "Stock Exchange Agreement") pursuant to which HSN, Inc. will, among other things, acquire from Mr. Allen 12,283,014 shares of common stock, no par value, of Ticketmaster Group, Inc. ("Ticketmaster Stock") in exchange for 7,238,507 shares of common stock, $.01 par value, of HSN, Inc. ("HSNi Common Stock"), subject to the possible issuance to Mr. Allen of up to 3,257,328 additional shares of HSNi Common Stock in August 1998 if the average market price of the HSNi Common Stock over certain periods prior to such time is below $29 per share. Following the consummation of the first closing, Mr. Allen will no longer own any shares of Ticketmaster Stock. The first closing under the Stock Exchange Agreement is subject to specified conditions and is anticipated to close on or about July 9, 1997. To facilitate an orderly transition, Mr. Allen has agreed to continue to serve as Chairman of Ticketmaster Group, Inc. for a period not to exceed six months following the first closing. The full text of the Stock Exchange Agreement is filed herewith as
              Exhibit 1 and is incorporated herein by reference.


 **WILL BE ZERO UPON THE CONSUMMATION OF THE TRANSACTIONS DESCRIBED IN ITEM 4.

                                                            --------------------
                                                             Page 6 of 58 Pages
                                                            --------------------

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Upon the first closing under the Stock Exchange Agreement, Mr. Allen will cease to be the beneficial owner of five percent or more of Ticketmaster Stock.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

                Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not Applicable

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable

ITEM 10.        CERTIFICATION.

                Not Applicable

                                                            --------------------
                                                             Page 7 of 58 Pages
                                                            --------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      May 29, 1997
                                          --------------------------------
                                                         (Date)


                                                    /s/ Paul G. Allen
                                          --------------------------------
                                                      (Signature)

                                          By:     /s/ William D. Savoy
                                          ---------------------------------
                                          William D. Savoy, Attorney-In-Fact
                                          for Paul G. Allen
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                                                            --------------------
                                                             Page 8 of 58 Pages
                                                            --------------------

                                 EXHIBIT INDEX



1. Stock Exchange Agreement, dated May 20, 1997, by and between Paul G. Allen and HSN, Inc.

2. Stockholders Agreement, dated May 20, 1997, by and between Paul G. Allen, Barry Diller and Liberty Media Corporation.

3. Durable Special Power of Attorney, dated May 6, 1997, granted by Paul G. Allen to William D. Savoy.